Exhibit (A)(1)(J)

For Immediate Release


           San Antonio, March 23, 2000 - In connection with the tender offer by SBC Silver, Inc., a wholly owned subsidiary of SBC Communications Inc. (NYSE:
SBC) to purchase all of the outstanding shares of common stock of Sterling Commerce, Inc., the antitrust agencies in both Germany and Sweden have terminated the review process and cleared the transaction. The Swedish Competition Authority adopted a clearance decision on March 22. The German Cartel Office issued a clearance decision on March 23. Germany and Sweden were the only non-U.S. jurisdictions that barred closing of the transaction pending review. In addition, the applicable waiting period under the Hart-Scott-Rodino Act expired without comment from the anti-trust division of the U.S. Department of Justice and the Federal Trade Commission; therefore, the transaction is deemed to have received antitrust approval from the applicable U.S. jurisdictions.



The Tender Offer expires at midnight, New York City time, on Thursday, March 23, 2000.



SBC Communications Inc. (www.sbc.com) is a global communications leader. Through its trusted brands Southwestern Bell, Ameritech, Pacific Bell, SBC Telecom, Nevada Bell, SNET and Cellular One - and world-class network, SBC provides local and long-distance phone service, wireless and data communications, paging, high-speed Internet access and messaging, cable and satellite television, security services and telecommunications equipment, as well as directory advertising and publishing. In the United States, the company currently has 87.3 million voice grade equivalent lines, 10.3 million wireless customers and is undertaking a national expansion program that will bring SBC service to an additional 30 markets. Internationally, SBC has telecommunications investments in 22 countries. With more than 200,000 employees, SBC is the 14th largest employer in the U.S., with annual revenues that rank it among the largest Fortune 500 companies.





                                       5